EXHIBIT 99.1

Xenova Group PLC: Canadian Manufacturing Facility Sale Completes Planned Disposals

SLOUGH, U.K., Sept. 3, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announces that it has completed the disposal of its manufacturing facility in Edmonton, Canada, to QSV Biologics Ltd (QSV) for C$7.0 million (2.9 million Pounds). This sale concludes the planned disposals and cost reduction programme announced at the time of the acquisition of KS Biomedix.

The consideration comprises an initial payment of C$5.0m in cash payable upon completion, and further deferred consideration of C$2.0m payable in two equal secured promissory notes maturing 12 and 18 months following completion. The proceeds from this disposal will be used to fund expenditure relating to the Group's prioritised programmes. Net assets disposed as part of the transaction amount to C$6.6 million (2.7 million Pounds).

In addition to the sale of the facility, terms have also been agreed for a manufacturing and supply contract with QSV for TransMID(TM), which is presently under development in Phase III clinical trials. The annualised reduction in net operating expenses as a result of the disposal, ignoring the impact of the manufacturing contract, will be approximately 1.8 million Pounds. All of the Xenova employees, in total 30, transferred to QSV upon completion, including those involved in the production of TransMID(TM) .

Today's sale proceeds together with the disposal announced in January 2004 of surplus facilities in Farnham, UK, amount to a total of approximately 3.7m.Pounds In addition, in April 2004, a 10 year lease agreement was signed with Genzyme Limited for vacant space in Xenova's facilities on the Cambridge Science Park, UK.

David Oxlade, Chief Executive Officer said, "The sale of this manufacturing facility completes the programme of planned disposals instigated since the acquisition of KS Biomedix last year. The manufacturing contract provides us with security over the production of our lead drug TransMID(TM) which recently entered Phase III clinical trials."

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

QSV Biologics Ltd, based in Edmonton, Canada, provides a full range of mammalian cell culture and microbial fermentation related biopharmaceutical contract manufacturing services for pre-clinical research, Phase I, II and III clinical trials materials as well as commercial materials to Canadian, US and European biotechnology firms with protein therapeutics in development. QSV is a dedicated contract manufacturing operation. More information can be obtained from www.qsvbiologics.com.

Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to realize cost savings. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays, adverse results in our drug discovery and clinical development programs; our dependence upon strategic alliance partners to develop and commercialize products and services. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
Xenova Group plc +44 (0)1753 706600
David A. Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics +44 (0)20 7831 3113
David Yates Ben Atwell

US - Trout Group/BMC Communications +1 212 477 9007
Media: Brad Miles
Investors: Lee Stern